

Frank Capital Partners LLC

Frank Value Fund
www.FrankFunds.com
Ph: (973)-887-7698
Toll Free: (866)-706-9790

Second Quarter, 2009

To our fellow shareholders,

The Frank Value Fund ended the second quarter of 2009 with a year-to-date return of 18.40% versus 3.16% for the S&P 500. Please refer to the back of this letter for more detailed performance information.

While the stock market rebounded somewhat from its March lows, the Frank Value Fund enjoyed significantly better gains in the second quarter. Industry insiders noticed our spectacular performance. On May 5th, the Wall Street Journal ranked the Frank Value Fund as a category king, placing us 6th out of 786 funds. Both the website TheStreet.com and the newspaper The Star Ledger have highlighted our stock picking and advice. To see the articles and videos, visit our website, www.frankfunds.com and click on "Frank Value Fund". We are proud to deliver nationally recognized performance, but we are also proud to maintain a small-business atmosphere that we believe is one of our many advantages over the large, bloated fund companies and the shaky big banks of the world.

When the media printed articles questioning the success of a buy-and-hold strategy or the merits of investing in the stock market, it was actually a historic investment opportunity. While red numbers filled our screens, we went to work for our shareholders, ignoring the pandemonium in the media and on the street. Instead of panicking, we stuck to our strategy and purchased the highest quality companies at unfathomably low prices. We believe the long-term benefits have only just begun.

Experts now argue over the shape of the recovery. Will the stock market graph look like a "W", "V", or an "L"? Your portfolio managers are undeterred by any shape, whether an English letter, Chinese character, or Egyptian hieroglyphic. This confidence originates with our long-term approach and is bolstered by our focus on individual companies, not the broader market.

If the entire stock market looks expensive, our shareholders can relax because our portfolio only consists of the cheapest, safest companies. Experts now trumpet the "back to basics" approach, which means investors are once again scouring the market for great fundamentals. The Frank Value Fund is holding all the cards as we refrained from panic-selling at the bottom and instead bought when others could not.

We have bounced a long-way since the depths of the crisis, but we are aware of a hard, unpredictable road ahead. However, we are cognizant of two excellent facts: 1) Our portfolio companies are solidly profitable and still extremely cheap, and 2) We are still finding phenomenal opportunities to buy as this market still contains tremendous disparity.

Very truly yours,

Alfred and Brian Frank
Frank Value Fund Portfolio Managers

Time Period	Frank Value Fund	S&P 500 Total Return	FVF Vs. S&P 500
Three Months Ended 6/30/2009	+27.81%	+15.93%	+11.88%
Year-to-date as of 6/30/09	+18.40%	+3.16%	+15.24%
One Year Ended 6/30/2009	-19.12%	-26.22%	+7.10%
Average Annual Return for the Three Years Ended 6/30/2009	-4.56%	-8.22%	+3.66%
Total Return Since Inception 7/21/2004 (as of 6/30/2009)	+1.28%	-7.87%	+9.15%
Average Annual Return Since Inception 7/21/2004 (as of 6/30/2009)	+0.26%	-1.64%	+1.90%

The Frank Value Fund paid a dividend of $0.29 on December 20, 2005, a dividend of $0.58 on December 27, 2006, a dividend of $1.41 on December 27, 2007, and a dividend of $0.83 on December 29, 2008. Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the Fund at 1-866-706-9790 or visiting our website at www.frankfunds.com. Returns include reinvestment of any dividends and capital gain distributions.

Non-FDIC insured. May lose value. No bank guarantee. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other important information about the Fund, and it may be obtained by calling 1-866-706-9790. Please read it carefully before you invest or send money.

This publication does not constitute an offer or solicitation of any transaction in any securities. Any recommendation contained herein may not be suitable for all investors. Information contained in this publication has been obtained from sources we believe to be reliable, but cannot be guaranteed.

The information in this portfolio manager letter represents the opinions of the individual portfolio managers and is not intended to be a forecast of future events, a guarantee of future results or investment advice. Also, please note that any discussion of the Fund's holdings, the Fund's performance, and the portfolio managers' views are as of June 30, 2009, and are subject to change without notice.